Exhibit 4.1(g)

CHEMGENEX, INC.

September 14, 1999

Dennis M. Brown,

Ph.D. 100 San Mateo Drive

Menlo Park, CA 94025

Dear Dennis:

ChemGenex Therapeutics, Inc. (“ChemGenex” or the “Company”) is pleased to offer you the position of President & CEO, on the following terms.

In this full-time, exempt level position, you will report to ChemGenex’ Board of Directors, and will initially work at our corporate headquarters in Menlo Park, California.

Other details regarding the offer are as follows:

Start Date. If you accept our offer, we would like your effective start date to be September 14th, 1999.

Base Salary. Your base salary will be $16,666.67 monthly, less standard payroll deductions and withholdings. You will be paid on a semi-monthly basis and you will be eligible for the following standard Company benefits: medical insurance, vacation, sick leave, holidays. Information regarding ChemGenex’s benefit plans will be provided to you at your new hire orientation. The Company may modify compensation and benefits from time to time as it deems necessary. Information regarding ChemGenex’s benefit plans will be provided to you at your new hire orientation.

Bonus Plan. You will also be eligible to participate in ChemGenex’s performance bonus plan, under which you would be eligible to receive an annual bonus of up to 15% of your base salary. Payout of any performance bonus is contingent on your achievement of performance objectives set mutually by you and ChemGenex management as well as the Company’s overall financial performance. Please note that at the discretion of management, the bonus plan may be terminated or modified at any time.

CHEMGENEX™

34700 Campus Drive, Fremont, CA 94555 (510) 494-7732 Fax (510) 742-8510

Stock Options. Upon your hire by ChemGenex and upon approval of the ChemGenex’s Board of Directors (“the Board”), you will be granted an incentive stock option to purchase -0- shares of common stock of ChemGenex with an exercise price equal to the fair market value of the stock, determined by the Board at its next regular meeting after your start date (the “Option”). The Option shall be subject to the following vesting schedule: 1/4th vesting after one year of your continuous service with ChemGenex and then 1/48th vesting each month thereafter of your continuous service with ChemGenex. The Option and all stock purchased pursuant to the Option shall be subject to the terms of ChemGenex’s Equity Incentive Plan, as that Plan is developed, and the standard stock grant agreement that will be provided to you pursuant to the Plan.

Company Policies and Employee Proprietary Information and Inventions Agreement. As a ChemGenex employee, you will be expected to abide by all rules and regulations of ChemGenex and to sign and comply with the attached Employee Proprietary Information and Inventions Agreement.

Normal Working Hours. Normal working hours are from 9:00 a.m. to 5:00 p.m., Monday through Friday. As an exempt level employee, you will be expected to work additional hours as required by the nature of your work assignments.

Employment Relationship. You may terminate your employment with ChemGenex at any time, for any reason or no reason whatsoever simply by notifying the Company. Likewise, ChemGenex may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice. This at-will employment relationship cannot be changed except in writing signed by an authorized ChemGenex officer. Participation in any of our benefit programs is not to be regarded as a guarantee of continued employment for any particular period of time. In addition, ChemGenex may change your position, duties, work location, benefits, and compensation from time to time as it deems necessary.

Introductory Period. The first sixty (60) days of your employment with ChemGenex will be an introductory period intended to give you the opportunity to demonstrate your ability to perform your duties satisfactorily and to determine whether your new position meets your expectations. We encourage you to use this time to raise with your managers any questions you might have about the position or about ChemGenex generally, and to assist us in making your transition into the Company as comfortable as possible. You will begin accruing vacation benefits with ChemGenex upon your first day of employment. As set forth in the paragraph above, both you and ChemGenex may terminate the employment relationship at any time for any reason both during and after the Introductory Period.

Eligibility to Work in the United States. As required by law, this offer is subject to satisfactory proof of your right to work in the United States. Please note that because of regulations adopted in the Immigration Reform and Control Act of 1986 (IRCA), we will require that you present documentation demonstrating that you have authorization to work in the United States on your first working day. If you have any questions about this requirement, which applies to U.S. citizens and non-U.S. citizens alike, please contact Vince Pangrazio, ChemGenex’s corporate counsel at Cooley Godward LLP.

Arbitration. To ensure rapid and economical resolution of disputes which may arise in connection with your employment with ChemGenex, you and ChemGenex agree that any and all disputes, claims (e.g., contract claims, tort claims, statutory claims, discrimination or harassment claims), or causes of action arising from or relating to your employment with ChemGenex will be resolved to the fullest extent permitted by law by final and binding confidential arbitration held in San Francisco, California through Judicial Arbitration and Mediation Services, Inc. (“JAMS”) under its rules and procedures for arbitration of employment disputes; provided, however, that either party may obtain injunctive relief from a court if necessary to preserve the status quo pending the outcome of the arbitration or in circumstances where the arbitrator lacks authority to issue injunctive relief. JAMS will provide a list of 5 arbitrators from which both parties may eliminate 2 to obtain the final arbitrator. By agreeing to this arbitration procedure, both you and ChemGenex waive the right to resolve any such disputes through a jury trial, court trial, or administrative proceedings. Each party will bear its own attorney fees, and the cost of the arbitration will be borne equally by both parties.

Complete Agreement. This letter, together with your Employee Proprietary Information and Inventions Agreement, forms the complete and exclusive statement of your employment agreement with ChemGenex. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written.

As acceptance of the employment terms described above, please sign and date this letter and return one original to the undersigned by September 14th, 1999, after which time this offer will expire. A duplicate original of this offer letter is enclosed for your records.

We look forward to a favorable reply and the opportunity of working with you to create a successful Company.

Very truly yours,

/s/ Dennis M. Brown Founder

Dennis M. Brown Founder

ChemGenex Therapeutics, Inc.

I accept the employment terms stated in this letter, and agree to commence employment on 9 – 14 - 1999.

9-14-99
Date

/s/ Dennis M. Brown

NAME Dennis M. Brown